OPERATING AGREEMENT

OF

BAD IDEA LLC

THIS OPERATING AGREEMENT (the "Agreement") of BAD IDEA LLC (the "Company"), effective as of September 14, 2022, is entered into among the Persons listed on Schedule 1 of this Agreement.

RECITALS:

The parties to this Agreement are the members of a limited liability company formed under and pursuant to the Tennessee Revised Limited Liability Company Act (the "Act"), and desire to set forth their mutual rights and obligations in this Agreement;

NOW, THEREFORE, the parties hereto do hereby agree as follows:

ARTICLE 1.

DEFINITIONS

Capitalized terms used in this Agreement shall have the meanings set forth below or in the Section of this Agreement referred to below:

1.1. "Articles" means the Articles of Organization of the Company, as originally filed with the office of the Secretary of State of the State of Tennessee, as amended and restated from time to time.

1.2. "Assignment" or "Assign" means any sale, assignment, gift, transfer, exchange or other disposition, with or without consideration, and including, without limitation, transfers upon the death of a Member, pledges, mortgages and other alienations of any kind.

1.3. "Available Cash Flow" means the amount which is available for distribution by the Company to the Members as determined by the Manager.

1.4. "Capital Account" means a capital account of a Member that is established in accordance with Section 4.2 and maintained in accordance with Section 1.704-l(b)(2)(iv) of the Treasury Regulations.

1.5. "Capital Contributions" means the amount at fair market value of cash, services rendered and property contributed to the Company by the Members.

1.6. "Capital Transaction" means (i) any sale, exchange, taking by eminent domain, damage, destruction or other disposition of all or any part of the assets of the Company, other than tangible personal property disposed of in the ordinary course of business, and (ii) any

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financing or refinancing of any Company indebtedness, which is not a Liquidating Transaction; provided, however, that the receipt by the Company of Capital Contributions shall not constitute Capital Transactions.

1.7. "Class A Members" means Members holding Class A Units.

1.8. "Class A Units" means Units designated as such on <u>Schedule 1</u>.

1.9. "Class B Members" means Members holding Class B Units.

1.10. "Class B Units" means Units designated as such on <u>Schedule 1</u>.

1.11. "Code" means the Internal Revenue Code of 1986, as amended from time to time, and any subsequent Federal law of similar import, and, to the extent applicable, any Treasury Regulations promulgated thereunder.

1.12. "Company" means Bad Idea LLC.

1.13. "Entity" means any general partnership, limited partnership, limited liability company, corporation, joint venture, trust, business trust, cooperative or association or any foreign trust or foreign business organization.

1.14. "Financial Rights" means a Member's rights to: (i) share in profits and losses of the Company as provided in this Agreement, (ii) share in distributions as provided in this Agreement and the Act, (iii) receive interim and liquidation distributions as provided in the Act and this Agreement, and (iv) transfer or assign Financial Rights.

1.15. "Fiscal Year" means the fiscal year of the Company which shall be the calendar year.

1.16. "Governance Rights" means the right to vote and all of the Member's rights as a Member in the Company other than Financial Rights.

1.17. "Liquidating Transaction" has the meaning set forth in Section 5.2.

1.18. "Majority" means more than fifty percent (50%).

1.19. "Manager" means the Person designated pursuant to Article 7 of this Agreement as the "manager" of the Company.

1.20. "Member" means any person reflected in the required records of the Company, including Schedule 1, as the owner of a Membership Interest or some Governance Rights of the Company.

1.21. "Membership Interest" means a Member's ownership interest in the Company consisting of (i) Financial Rights, (ii) Governance Rights, and (iii) rights to transfer or assign Financial Rights or Governance Rights, or both, pursuant to the Act and this Agreement.

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1.22.   "Officers" means those individuals appointed by the Manager from time to time to serve as President and Secretary of the Company, and any other officers appointed by the Manager.

1.23.   "Payback" means the point in time at which each Class A Member has received cumulative distributions from the Company in an amount equal to the aggregate Capital Contributions of such Member.

1.24.   "Person" means any individual or Entity, and the heirs, executors, administrators, legal representatives, successors and assigns of such Person where the context so admits.

1.25.   "President" means the person designated pursuant to this Agreement as the "president" of the Company.

1.26.   "Profit" and "Loss" means, for each Fiscal Year, an amount equal to the Company's taxable income or loss for such year or period, determined in accordance with Section 703(a) of the Code (provided that for this purpose, all items of income, gain, loss, or deduction required to be stated separately pursuant to Section 703(a)(1) of the Code shall be included in taxable income or loss). If the Company's taxable income or loss for such Fiscal Year, as adjusted in the manner provided above, is a positive amount, such amount shall be the Company's Profit for such Fiscal Year; and if a negative amount, such amount shall be the Company's Loss for such Fiscal Year.

1.27.   "Secretary" means the Person designated pursuant to this Agreement as the "secretary" of the Company.

1.28.   "Tax Matters Member" shall have the meaning set forth in Section 10.5.

1.29.   "Treasury Regulations" means the Federal income tax regulations, including any temporary or proposed regulations promulgated under the Code, as such Treasury Regulations may be amended from time to time (it being understood that all references herein to specific sections of the Treasury Regulations shall be deemed also to refer to any corresponding provisions of succeeding Treasury Regulations).

1.30.   "Units" means the number of Units assigned to each Member, as described on Schedule 1, which, with respect to the Class B Units, shall be adjusted at Payback as set forth on Schedule 1.

ARTICLE 2.

THE COMPANY

2.1.   Articles of Organization. The Articles are hereby adopted and ratified by the Members. In the event of a conflict between the terms of this Agreement and the Articles, the terms of the Articles shall prevail.

2.2.   Management. As provided in the Articles, the Company is manager-managed,

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and all powers shall be exercised by or under the authority of, and the business and affairs of the Company shall be managed by or under the direction of its Manager subject to any express limitations set forth in this Agreement.

ARTICLE 3.

CAPITALIZATION

3.1. Capital Contributions; Units. The Company shall be authorized to issue Membership Interests to Members expressed in the form of Units. There shall be two classes of Membership Interests, Class A Units and Class B Units. Class A Units shall have no voting rights except with respect to those limited matters described in this Agreement, and the Class B Units shall have no voting rights whatsoever. The Company shall be authorized to issue up to 1,000,000 Class A Units and up to 333,333 Class B Units, and the Class B Units shall automatically increase by a factor of 9 at Payback (at which time the Company shall be authorized to issue and have outstanding up to 3,750,000 Class B Units). The number and class of Membership Interests currently issued and outstanding to the Members is set forth on Schedule 1, which shall be amended from time to time by the Manager to reflect any amendments or changes thereto. The Members have made the Capital Contributions set forth on Schedule 1 to purchase the Units set forth beside such Member's name.

3.2. Withdrawal and Return of Contributions. No Member shall have the right to demand the return of, or otherwise withdraw, a Capital Contribution, or to demand or receive a distribution of any assets or property of the Company, except as specifically provided in this Agreement. No Member shall have the right to demand or receive a distribution of any property other than cash from the Company, and any such payments of cash to Members will, when made, be paid on terms and over such period as the Manager may, at its option, prescribe. No Member shall be obligated or liable to any other Member for the return of the Capital Contributions of any other Member.

3.3. Third Party Financing; Guarantees. Except for Capital Contributions, the money required to finance the business of the Company is intended to be derived from revenues of the Company and loans to the Company from Members or third parties on such terms and conditions as are mutually agreed by the Manager and such Members or third parties. Such loans may be secured, if required by the lenders, by mortgages, trust deeds and security interests in the Company's property and assets. The Company shall attempt to borrow permanent funds on a non-recourse basis wherever practical. The Members acknowledge and agree that certain, but not all, of the Members and other Persons who are not Members may, from time to time, personally guarantee certain indebtedness of the Company. In such event, only those Members and other Persons who execute guaranties and related agreements shall be liable on such guaranties and only in the manner and to the extent as may be agreed to by the Members executing the guaranties and any lending institution providing the financing. The Company and all the Members acknowledge and agree that those Members and other Persons who personally guarantee any obligations of the Company shall be entitled to reasonable compensation therefore, such compensation to be in the form of cash, Membership Interests and/or warrants to purchase Membership Interests of the Company, or such other forms of compensation, and in such amounts as shall be determined and approved by the Manager.

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ARTICLE 4.

ALLOCATIONS

4.1.   Allocations of Profits and Losses. Except as otherwise provided in this Article 4, the Profit and Loss of the Company for each Fiscal Year (or portion thereof) shall be determined as of the end of each such Fiscal Year (or portion thereof) and shall be allocated among the Members as follows:

(a)   Profits shall be allocated in the following order and priority:

(i)   First, among all Members in an amount equal to the excess, if any, of (i) the cumulative Losses allocated pursuant to Section 4.1(b) hereof for all prior Fiscal Years, over (ii) the cumulative Profits allocated pursuant to this Section 4.1(a) for all prior Fiscal Years (any Profits allocated pursuant to this Section 4.1(a) shall be allocated among the Members in proportion to the ratio that each Member's share of such excess Losses bears to the total of such excess Losses for all Members); and

(ii)   Next, among the Members in proportion to Units.

(b)   Subject to the limitations set forth in Section 4.1(c) below, Losses for any Fiscal Year shall be allocated in the following order and priority:

(i)   First, to the extent that Profits have been allocated pursuant to Section 4.1(a) hereof for prior Fiscal Years, Losses shall be allocated to offset such Profits (any such Profits shall be allocated among the Members in proportion to their respective shares of Profits being offset);

(ii)   Next, to the Members, to the extent of, and in proportion to, their positive Capital Account balances; and

(iii)   Next, among the Members in proportion to Units.

(c)   The Losses allocated pursuant to Section 4.1(b) hereof shall not exceed the maximum amount of Losses that can be so allocated without causing any Member to have an adjusted capital account deficit at the end of any Fiscal Year. In the event some but not all of the Members would have adjusted capital account deficits as a consequence of an allocation of Losses, the limitation set forth in this Section 4.1 shall be applied on a Member by Member basis so as to allocate the maximum permissible Loss to any Member under Treasury Regulation Section 1.704-1(b)(2)(ii)(d).

4.2.   Capital Accounts. A separate Capital Account shall be established and maintained for each Member in accordance with Treasury Regulation Section 1.704-l(b)(2) and the following provisions:

(a)   To each Member's Capital Account there shall be credited the amount of cash (and fair market value of the property) actually contributed to the Company such Member's allocable share of Profit, and the amount of any Company liabilities that are

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assumed by such Member or that are secured by any Company property distributed to such Member.

(b)   To each Member's Capital Account there shall be debited the amount of cash and the fair market value of any Company property distributed to such Member pursuant to any provision of this Agreement, such Member's allocable share of Loss and the amount of any liabilities of such Member that are assumed by the Company or that are secured by any property contributed by such Member to the Company.

(c)   If any asset of the Company is distributed in kind, the Company shall be deemed to have realized Profit or Loss thereon in the same manner as if the Company had sold such asset for an amount equal to the greater of the fair market value of such asset or the fair market value of any debts to which such asset is then subject, in each case as determined by the Manager.

(d)   The provisions of this Agreement relating to the maintenance of Capital Accounts are intended to comply with Section 1.704-l(b)(2)(iv) of the Treasury Regulations, and shall be interpreted and applied in a manner consistent with such Treasury Regulations.

(e)   Notwithstanding any other provision of this Agreement or the Act, no Member shall have any liability to restore all or any portion of a deficit balance in such Member's Capital Account within the meaning of Section 1.704-l(b)(2)(ii)(b) of the Treasury Regulations.

(f)   A Member who has more than one interest or Membership Interest in the Company shall have a single Capital Account that reflects all such Membership Interests, regardless of the class of interests owned or the time or manner in which they were acquired.

4.3.   Special Allocations Pursuant to Section 704(c). Notwithstanding the foregoing provisions of this Article 4, pursuant to the requirements of Section 704(c) of the Code and any Treasury Regulations promulgated thereunder, income, gain, loss and deduction with respect to any asset contributed to the Company by any Member shall be allocated, for tax purposes only, among the Members so as to take account of the variation between the adjusted tax basis of such asset to the Company and its fair market value.

4.4.   Other Allocation Rules.

(a)   For purposes of determining the Profits and Losses, or any other items allocable to any period, Profits and Losses, and any such other items shall be determined on a daily, monthly, or other basis, as determined by the Company using any permissible method under Code Section 706 and the Treasury Regulations thereunder.

(b)   In the event that additional Membership Interests are issued or new Members are admitted to the Company pursuant to the terms of this Agreement on different dates during any Fiscal Year, the Profits and Losses allocated to the Members for each such Fiscal Year shall be allocated among them according to the Percentage that each holds from time to time during such Fiscal Year in accordance with Code Section 706, using any

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convention permitted by law and selected by the Company.

4.5. Distributions and Allocations in Respect to Transferred Interests. If any Membership Interest in the Company is sold, assigned or transferred during any Fiscal Year in compliance with the provisions of this Agreement, Profit, Loss, each item thereof, and all other items attributable to such Membership Interest for such Fiscal Year shall be divided and allocated between the transferor and the transferee by taking into account their varying interests during such Fiscal Year in accordance with Code Section 706(d), using any conventions permitted by law and selected by the Manager.

ARTICLE 5.

DISTRIBUTIONS

5.1. Interim Distributions. Notwithstanding any other provision in this Article 5, distributions of Available Cash Flow other than distributions involving a Liquidating Transaction shall be made to the Members at such times as determined by the Manager and in accordance with the following priorities:

    (a)   First, to the repayment of accrued and unpaid interest on any loans to the Company made by any member ("Member Loans") (with the oldest of any such loans having priority over the more recent);

    (b)   Second, to the repayment of the unpaid principal of any Member Loans (principal to be repaid in the same priority as interest as provided in the preceding clause (a));

    (c)   Third, to the Members in proportion to Units outstanding at the time of such distribution.

5.2. Liquidating Distributions. Upon the occurrence of: (a) any transaction involving the sale, exchange, taking by eminent domain, damage, destruction, financing or refinancing, or other disposition of all or substantially all of the assets of the Company, as a result of which the Company is dissolved and liquidated ("Liquidating Transaction") or (b) the dissolution and winding up of the Company, all Available Cash Flow resulting therefrom (or from any other source during the period of winding up of the Company) shall be applied in the following order of priority:

    (i)   first, to creditors of the Company, including Members who are creditors (in accordance with the provisions governing repayment of Member Loans set forth in clauses 5.1(a) and (b) above), to the extent otherwise permitted by law, in satisfaction of the liabilities of the Company (whether by payment or setting up reserves and otherwise making reasonable provision for payment thereof);

    (ii)   second, 100% to the holders of the Class A Units until such holders have received cumulative distributions from the Company in an amount equal to the aggregate Capital Contributions of such holder; and

    (iii)   third to all Members in proportion to Units.

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It is understood and agreed that all payments under this Section shall be made as soon as reasonably practicable and, in any event, within ninety (90) days after the end of the Fiscal Year in which such Liquidating Transaction occurs.

5.3. <u>Liquidation of Member's Interest</u>. Notwithstanding any provision to the contrary in this Agreement, upon liquidation of a Member's Membership Interest in the Company, other than in connection with a Liquidating Transaction, liquidating distributions to such Member shall be made in accordance with Section 1.704-l(b)(2)(ii)(b)(2) of the Treasury Regulations.

5.4. <u>Reserves</u>. The Manager may from time to time in its discretion establish such reserves as are deemed reasonably necessary for the proper operation of the Company's business or in connection with any Capital Transaction or Liquidating Transaction to the extent permitted by Section 1.704-1(b)(2)(ii)(b)(3) of the Treasury Regulations.

ARTICLE 6.

MEMBERS

6.1. <u>No Exclusive Duty to Company</u>. Any Member, including the Manager, may have other business interests and may engage in other business activities in addition to those for, or on behalf of or relating to the Company.

6.2. <u>Limitation on Authority of Member</u>. No Member, solely by virtue of being a Member, shall have any power or authority to manage the business and affairs of the Company or to bind the Company or to act as an agent of the Company for any purpose.

6.3. <u>Expulsion of a Member</u>. The Company shall not have any power or authority to expel any Member for any reason, whether with or without cause.

6.4. <u>Withdrawal of a Member</u>. No Member shall have the right to withdraw from the Company. Notwithstanding the foregoing, if a Member does withdraw from the Company, (i) in no event may such Member cause the Company to be obligated to redeem or liquidate the Membership Interests of such Member, and each Member waives any rights to the contrary under the Act, including, without limitation, under Section 48-249-505 of the Act, and (ii) at any time thereafter the Company may redeem the Units owned by such Member in accordance with Section 8.4.

6.5. <u>Meetings</u>. An annual meeting of the Members shall be held within 120 days after the end of the Company's Fiscal Year. The failure to hold an annual meeting does not affect the validity of any action taken by the Company. Special meetings of the Members may be called by the Manager or by Members holding a Majority of the Class A Units. The Manager or the Members calling a meeting may designate any place, either within or outside the State of Tennessee, as the place of meeting for any meeting of the Members.

6.6. <u>Action without a Meeting</u>. Class A Members may act without a meeting if the Members holding that number of Units which would be necessary to take action at a meeting approve a written consent taking such action.

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6.7. <u>Indemnity</u>. The Company shall indemnify and hold harmless each Member from and against any loss, expenses, damage or injury suffered or sustained by a Member by reason of any acts, omissions or alleged acts or omissions arising out of a Member's activities within the scope of the authority conferred on the Members by this Agreement or by law, including, but not limited to, any judgment, award, settlement, reasonable attorneys' fees and other costs or expenses incurred in connection with the defense of any actual or threatened action, proceeding or claim and provided that the acts, omissions or alleged acts or omissions upon which such actual or threatened action, proceedings or claims are based were not performed or omitted in bad faith, and did not constitute fraud or a breach of the Member's fiduciary duty. The Company shall have the right to assume the defense in any action or claim with respect to which it is indemnifying a Member. In no event shall any Member be personally liable or responsible for any claims or obligations for which the Company has assumed the defense pursuant to the foregoing sentence. It is intended that each Member be indemnified to the extent permitted and provided for under the Act.

ARTICLE 7.

<u>GOVERNANCE</u>

7.1. <u>Management</u>. Except for matters in which the approval of the Class A Members is expressly required by this Agreement, the Act or other applicable law, the management of the Company shall be vested solely in a sole Manager of the Company. The Manager shall have full and complete authority, power and discretion to manage and control the business, affairs, and properties of the Company, to make all decisions regarding such matters, and to perform any and all other acts or activities customary or incidental to the management of the Company's business, subject to the provisions of the Act. The Class B Members shall have no rights to vote on any matter. Alexander Burch is hereby confirmed, approved and appointed as the Manager to serve until a successor is appointed.

7.2. <u>Restrictions on Authority of the Manager</u>. The Manager shall not have the authority to, and covenants and agrees that the Manager shall not do any of the following acts without the consent of Members holding a Majority of the Class A Units:

    (a)   Dissolve the Company;

    (b)   Issue any Units in addition to those authorized in Section 3.1;

    (c)   Amend the Management Agreement between the Company and the Manager;

    (d)   Remove the Manager or appoint a new Manager;

    (e)   Cause the Company to make a loan other than in connection with the ordinary course of business of the Company;

    (f)   Cause or permit a material change in the nature of the Company's business;

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(g)   Cause the Company to merge with another Entity; or

(h)   Transfer, sell, assign, exchange or otherwise dispose of all or substantially all of the Company's assets.

7.3.   No Exclusive Duty to Company. The Manager may have other business interests and may engage in other business activities in addition to those for, on behalf of or relating to the Company. Neither the Company nor any of the Members shall have the right, by virtue of this Agreement, to share or participate in such other investments or activities of Manager, or to the income or proceeds derived therefrom. The Manager shall not be liable or accountable to the Company for failure to disclose or make available to the Company any business opportunity of which the Manager becomes aware.

7.4.   Resignation or Removal of Manager. The Manager may resign at any time by giving written notice to the Class A Members. The resignation of the Manager shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective. The Manager may be removed by the Members only in the following circumstances:

(a)   For good cause, which shall be limited to gross negligence, willful misconduct, material breach of fiduciary duty, or failure to comply with any material covenant or agreement contained in this Agreement, and with the vote of Class A Members holding more than 75% of the Class A Units.

(b)   Upon the adjudication that the Manager is insolvent or bankrupt.

Upon any removal or resignation of the Manager, a replacement Manager shall be appointed by the holders of a Majority of the Class A Units. Upon resignation or removal, the Class B Units held by the Manager shall be subject to redemption as set forth in Section 8.4.

7.5.   Officers. The Manager may designate, elect, or appoint such Officers as it considers necessary or desirable for the operation and management of the Company.

7.6.   Indemnity of the Manager and Officers. To the fullest extent permitted by the Act, or other applicable law, the Manager and Officers shall be entitled to indemnification from the Company for any loss, damage or claim by reason of any act or omission performed or omitted by them in good faith on behalf of the Company and in a manner reasonably believed to be within the scope of the authority conferred on it by this Agreement, except that no Person shall be entitled to be indemnified in respect of any loss, damage or claim incurred by it by reason of gross negligence or willful misconduct with respect to such acts or omissions. The Company shall also indemnify the Manager and Officers and make advances for expenses to the maximum extent permitted under the Act.

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ARTICLE 8.

MEMBERSHIP INTERESTS

8.1.   No Transfers Generally.   Except as expressly provided in this Agreement, no Member shall Assign any portion of his, her or its Membership Interest (including his Financial Rights or Governance Rights in the Company) to any Person or Entity, except in accordance with the provisions of this Agreement or with the prior written consent of the Manager.   Any Assignment or attempted Assignment of all or any part of a Member's Membership Interest to any Person in violation of this Agreement shall be void and ineffective, and shall not bind or be recognized by the Company.

8.2.   Permitted Assignments.   The following Assignments are permitted without the approval of the Manager:

(a)   Upon any assignment of the duties of Manager that is permitted by Section 7.2(d) of this Agreement or otherwise approved by the Class A Members in accordance with this Agreement, the Class B Units of the Manager may be Assigned to the Person who is the replacement Manager.

(b)   a Member may Assign all or any portion of his, her or its Membership Interest to and any trust established for the benefit of such Member's spouse, children (including natural, adopted and step-children), grandchildren or to any Person that directly, or indirectly, controls, is controlled by, or under common control with, such Member so long as, after such Assignment, such Member retains the right to control the voting rights with respect to such Units.

(c)   upon the death of any Member, such Member's spouse, estate, heirs or beneficiaries, as applicable, shall have the right to continue owning the Membership Interest owned by such Member prior to his death.

Upon making any such Assignment, such Member shall send written notice thereof to the Company.   If any Assignment is made in accordance with this Agreement, the Manager shall, and is hereby authorized to, amend Schedule 1 to this Agreement to reflect such Assignment.

8.3.   Assignments of Membership Interests by Operation of Law.   If an Assignment occurs by operation of law (by divorce, order of a court, bankruptcy of a Member or otherwise), then, immediately following any such Assignment, (a) the Member shall not be entitled to vote and; (b) the transferee of such Membership Interest shall not be entitled to vote and shall only be entitled to receive such distribution or distributions to which the transferor Member is entitled, to the extent transferred, and shall have no other rights or powers under this Agreement or the Act.

8.4.   Redemption Rights.   The Company shall have the right to redeem Units held by Members as follows:

(a)   If the Manager is removed pursuant to this Agreement or resigns as Manager, the Company may redeem the Class B Units of Manager at any time thereafter, in

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consideration of a payment of $100, with such redemption effective upon delivery to the Manager of such payment.

(b)   If a Member withdraws from the Company, the Company may redeem the Units of such Member at any time thereafter, in consideration of a payment of $100, with such redemption effective upon delivery to the Member of such payment.

ARTICLE 9.

DISSOLUTION AND TERMINATION

9.1.   Events of Dissolution. The Company shall be dissolved and the affairs of the Company wound up upon the occurrence of any of the following events ("Dissolution Events"):

(a)   with the approval of the Manager and the holders of a Majority of the Class A Units;

(b)   the occurrence of any of the dissolution events described in Section 48-249-601(a)(5) or (6) of the Act;

9.2.   Gains or Losses in Process of Liquidation. Any gain or loss on disposition of Company property in the process of liquidation shall be credited or charged to the Capital Accounts of the Members in accordance with the provisions of Articles 3 and 4. Any property distributed in kind in the liquidation shall be valued and treated as though the property were sold at its fair market value and the cash proceeds were distributed. The difference between the fair market value of property distributed in kind and its adjusted tax basis shall be treated as a gain or loss on the sale of such property and shall be credited or charged to the Capital Accounts of the Members in accordance with Articles 3 and 4; provided, however, that no Member shall have the right to request or require the distribution of the assets of the Company in kind.

9.3.   No Further Claim. Upon dissolution, each Member shall look solely to the assets of the Company for the return of such Member's investment, and if the Company assets remaining after payment or discharge of the debts and liabilities of the Company, including debts and liabilities owed to one or more of the Members, is insufficient to return the aggregate capital contributions of each Member, such Members shall have no recourse against any other Member.

ARTICLE 10.

RECORDS AND FILINGS

10.1.   Company Records. The President or the Secretary shall maintain all information required by Section 48-249-406 of the Act at the principal executive office of the Manager.

10.2.   Books and Records. The Manager shall keep, or cause to be kept, complete and accurate books and records of the Company, including those required by the Act, which shall at all times be maintained or made available at the principal executive office of the Company.

10.3.   Information and Reports.

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(a)   The Company shall endeavor to furnish each Member with copies of its most recent financial statements as of the end of each Fiscal Year. In addition, the Company shall, at the cost and expense of the Company, furnish, or cause to be furnished, to each Member such information bearing on the financial condition and operations of the Company as any Member may from time to time reasonably request in writing.

(b)   Each Member shall have the right, at reasonable times and upon reasonable notice during usual business hours, to audit, examine and make copies of or extracts from the books of account of the Company for any purpose reasonably related to such Member's interest in the Company. A Member shall bear all expenses incurred in connection with any examination made for such Member's account.

10.4.   Filing of Returns and Reports. The Manager shall prepare and timely file or cause to be prepared and timely filed all Company tax returns and shall, on behalf of the Company, timely file all other reports or filings required by any governmental authority having jurisdiction to require such reports or filing.

10.5.   Tax Matters Member. Alexander Burch shall be the Company's tax matters Member ("Tax Matters Member"). The Tax Matters Member shall have all powers and responsibilities provided in Code Section 6221, et seq. The Tax Matters Member shall keep all Members reasonably informed of all notices from government taxing authorities which may come to the attention of the Tax Matters Member. The Company shall pay and be responsible for all reasonable third-party costs and expenses incurred by the Tax Matters Member in performing those duties. A Member shall be responsible for any costs incurred by the Member with respect to any tax audit or tax- related administrative or judicial proceeding against any Member, even though it relates to the Company. The Tax Matters Member may not compromise any material dispute with the Internal Revenue Service without the approval of the holders of a Majority of the Class A Units. Each Member hereby agrees to provide the Tax Matters Member such information as the Tax Matters Member reasonably requests in connection with a Company audit.

ARTICLE 11.

MISCELLANEOUS

11.1.   Notices.

(a)   Any and all notices, consents, offers, elections and other communications required or permitted under this Agreement shall be deemed adequately given only if in writing and the same shall be delivered either in hand or by mail or Fed Ex, or similar expedited commercial carrier, addressed to the recipient of the notice, postage prepaid and registered or certified with return receipt requested (if by mail), or with all freight charges prepaid (if by Fed Ex or similar commercial carrier).

(b)   Unless this Agreement expressly provides otherwise, all notices, demands, and requests to be sent hereunder shall be deemed to have been given for all purposes of this Agreement upon the date of receipt or refusal.

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(c)   All such notices, demands and requests shall be addressed as follows:

(i)   If to a Member, to the address set forth in the Subscription Agreement executed by such Member; and

(ii)   If to the Company, to the attention of the Manager at the address below:

Alex Burch
1029 Petway Ave
Nashville, TN 37206

(d)   By giving the Secretary or other parties written notice thereof, the parties hereto and their successors shall have the right from time to time during the term of this Agreement to change their addresses effective upon receipt by the other parties of such notice.

11.2.   Applicable Law. This Agreement shall be construed and enforced in accordance with the laws of the State of Tennessee. In the event of a conflict between any provision of the Articles and this Agreement and any nonmandatory provision of the Act, the provision of the Articles and this Agreement shall control and take precedence.

11.3.   Section Titles. Section titles are for descriptive purposes only and shall not control or alter the meaning of this Agreement as set forth in the text.

11.4.   Word Meanings. The words such as "herein", "hereinafter", "hereof" and "hereunder" refer to this Agreement as a whole and not merely to a subdivision in which such words appear, unless the context requires otherwise. The singular shall include the plural and the masculine gender shall include the feminine and neuter, and vice versa, unless the context otherwise requires.

11.5.   Separability of Provisions. Each provision of this Agreement shall be considered separable and if for any reason any provision or provisions herein are determined to be invalid, unenforceable or illegal under any existing or future law, such invalidity, unenforceability or illegality shall not impair the operation of or affect those portions of this Agreement which are valid, enforceable and legal.

11.6.   Waivers. The failure of any party to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

11.7.   Rights and Remedies Cumulative. The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive the right to use any or all other remedies. Said rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise.

11.8.   Third Parties. None of the provisions of this Agreement shall be for the benefit of or enforceable by any third parties.

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11.9. Waiver of Right to Partition and Decree of Dissolution.

(a) As a material inducement to each Member to execute this Agreement, each Member covenants and represents to each other Member that such Member (i) will not attempt to make any partition whatever of the Company assets or properties, whether now owned or hereafter acquired, and (ii) waives all rights of partition provided by statute or principles of law or equity, including partition in kind or partition by sale.

(b) The Members agree that irreparable damage would be done to the goodwill and reputation of the Company if any Member should bring an action in a court to dissolve the Company. The Members agree that there are fair and just provisions for payment and liquidation of the Membership Interests of any Member, and fair and just provisions to prevent a Member from selling, assigning or otherwise alienating his interest in the Company. Accordingly, each Member hereby waives and renounces his right to such a court decree of dissolution or to seek the appointment by court of a liquidator or receiver for the Company.

(c) Each Member agrees that the provisions of this Section shall be binding on and against his or her heirs, successors and assigns, and any assignee of all or any part of the Membership Interests of such Member.

11.10. Further Assurances. The covenants and agreements contained herein shall be binding upon and inure to the benefit of the Members and their respective heirs, legal representatives, successors and assigns, and each Member agrees, on behalf of itself and such other parties, to execute and deliver further instruments and do such further acts and things as may be required to carry out the intent and purposes of this Agreement.

11.11. Amendments. This Agreement may not be amended, except by the written agreement of the Manager and Class A Members holding a Majority of the Class A Units.

11.12. Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed an original of this Agreement.

11.13. Entire Agreement. This Agreement constitutes the entire agreement between the parties hereto with respect to the transactions contemplated herein, and supersedes all prior understandings or agreements between the parties.

11.14. Successors and Assigns. Except as otherwise provided in this Agreement, every covenant, term and provision of this Agreement shall be binding upon and inure to the benefit of the Members and their respective heirs, legatees, legal representatives, successors, transferees and assigns.

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OPERATING AGREEMENT

OF

BAD IDEA LLC

EXECUTION PAGE

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement effective as of the day and year first-above written.

	INVESTOR:
	If an Individual:
	Edward D. Landquist Jr
	Print Name
	Signature
	Print Name (second name, if Units held in more than one name)
	Signature
	If an Entity:
	Name of Entity
	By:_____
	Signature
	Print Name
	Title
	Alexander Burch, Manager and Member

16

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Schedule 1
(as of _September 14_, 2022)

Member Name	Contribution	Class	Units Before Payback	Units After Payback
Ed Lanquist	$250,000	A	250,000	250,000
Jackson Zeitlin	services	A	30,000	30,000
Jesse Brown	services	A	1,000	1,000
Abigail Spear	services	A	1,000	1,000
Lauren McCloud	services	A	1,000	1,000
[add new investors as applicable]		A	_____	Same as before
Alexander Burch, Member and Manager	Founder	B	_____ [1] (25%)	_____ [2] (75%)
TOTAL:	$_____		_____	_____

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[1] 1/3 of total outstanding at closing of offering, i.e., 250,000 if minimum offering closed and 333,333 if maximum offering closed.

[2] 9 x pre-Payback number issued.

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